Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of BHC Financial, Inc., a Delaware corporation (the "Company"), the principal executive office of which is located at 2005 Market Street, Philadelphia, Pennsylvania 19103. The Common Stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market.


Item 2. Identity and Backround.

(a) Name. The persons filing this Schedule 13D are Private Capital Management, Inc. ("PCM"), SPS Partners, L.P. ("SPS"), Bruce S. Sherman and Gregg J. Powers. PCM, SPS, Mr. Sherman and Mr. Powers are collectively referred to as the "Reporting Persons". Mr. Sherman is President of Private Capital Management, Inc. ("PCM") and exercises shared dispositive power with respect to shares held by it on behalf of its clients. Mr. Sherman is also the Managing General Partner of SPS Partners, L.P. ("SPS") which acts as the Investment Advisor for the Entrepreneurial Value Fund, L.P. ("EVF"), and exercises shared dispositive power with respect to those shares held by it. Mr. Powers is an employee of PCM and affiliates thereof and he (i) does not exercise sole or shared dispositive or voting powers with respect to shares held by PCM or SPS, (ii) disclaims beneficial ownership of shares held by Mr. Sherman, PCM and SPS, and (iii) disclaims, along with Mr. Sherman, the existence of a group.

(b) Business Address. Each of the Reporting Person's business address is 3003 Tamiami Trail North 34103.

(c) Principal Occupation. PCM and SPS are registered investment advisers under the Investment Advisers Act of 1940. PCM has the power and authority to make decisions to buy and sell securities on behalf of its clients. Bruce S. Sherman is President and director of PCM. Mr. Sherman, as President of PCM and Managing General Partner of SPS, has the authority to direct the actions of PCM and SPS, including the decisions to buy and sell stock. Mr. Powers is Vice President of PCM.

(d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) PCM is a corporation organized under the laws of the state of Florida. SPS is a limited partnership organized under the laws of the state of Delaware. Mr. Sherman and Mr. Powers are United States citizens.


Item 3.  Source and Amount of Funds or Other Consideration.

PCM has acquired 1,109,150 shares of Common Stock at an aggregate purchase price of $16,020,780 on behalf of its investment advisory clients. Funds for these purchases were derived from the clients. SPS has acquired 131,500 shares of Common Stock at an aggregate purchase price of $1,763,891. Funds for these purchases were derived from the partners of EVF. Mr. Sherman has acquired 800 shares of Common Stock at an aggregate purchase price of $14,861, which were acquired with his personal funds. Mr. Powers has acquired 1,000 shares of Common Stock at an aggregate purchase price of $9,160, which were acquired with his personal funds.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock in order to establish a significant equity interest in the Company. All purchases of such shares were for investment purposes. On September 17 and 24, 1996 representatives of PCM met with representatives of the Company to discuss cooperative efforts to enhance shareholder value, including, among other possibilities, stock repurchases, special dividends or a merger or sale transaction. At no point during such discussion did PCM or representatives of the Company agree on a specific course of action by PCM or the Company, nor did such discussions constitute any offer by PCM. As of the date hereof, PCM and the Company have not agreed to negotiate a letter of intent or the terms of a definitive agreement with respect to a specific proposal or course of action.

Except as set forth herein, PCM has no present plans or proposals that would result in or relate to (a) an extraordinary corporate transaction involving the Company or any or its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(c) a change in the present board of directors or management of the Company; (d) a material change in present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition or control of the Company by any person; (g) causing securities of the Company to be delisted from a national security exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(h) causing securities of the Company to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (f) any other similar action.


Item 5.

(a) The Company's Form 10-Q for the quarter ended June 28, 1996, disclosed that 6,457,377 shares of the Common Stock were outstanding on August 12, 1996. PCM beneficially owns 1,109,150 shares of the Common Stcok on behalf of its clients which represent approximately 17.18% of the outstanding shares of the Common Stock. SPS, Mr. Sherman and Mr. Powers beneficially own 131,500, 800 and 1,000 shares of the Common Stock, respectively, which represent 2.04%, 0.01% and 0.02%, respectively, of the outstanding shares of the Common Stock. As President of PCM, Mr. Sherman may be deemed to be beneficial owner of shares of the Common Stock in the PCM investment advisory accounts of clients. While Mr. Sherman and PCM may be deemed to benificially own 1,109,150 shares of the Common Stock in the PCM investment advisory accounts of clients, the filing of this Schedule 13D shall not be construed as an admission that such persons are the beneficial owners of any such securities. Mr. Sherman disclaims ownership of the shares of the Common Stock deemed to be beneficially owned by PCM.
As Managing General Partner of SPS, Mr. Sherman may be deemed to be beneficial owner of shares of the Common Stock beneficially owned by SPS. While Mr. Sherman may be deemed to beneficially own 131,500 shares of the Common Stock beneficially owned by SPS, the filing of this Schedule 13D shall not be construed as an admission that Mr. Sherman is the beneficial owner of any such securities. Mr. Sherman disclaims ownership of the shares of the Common Stock beneficially owned by SPS.

(b) PCM and Mr. Sherman, as President of PCM, have shared dispositive power with respect to the shares of the Common Stock managed by PCM and do not have either sole or shared voting power with respect to such shares of the Common Stock. SPS and Mr. Sherman, as Managing General Partner of SPS, have shared dispositive power with respect to the shares of the Common Stock beneficially owned by SPS and do not have either sole or shared voting power with respect to such shares of the Common Stock. Mr. Sherman and Mr. Powers have sole voting and dispositive power with respect to the shares of the Common Stock beneficially owned by them in their individual capacities.

(c) The following table sets forth the Reporting Persons' transactions in the shares of the Common Stock during the last 60 days:

           Number of     Purchase Price
Date       Shares        Per Share       Transaction Effected

08/01/96   2,000         14.625          Open Market Purchase
08/15/96   1,800         14.830          Open Market Purchase
08/15/96   1,800         14.670          Open Market Sale
09/12/96   2,000         14.250          Open Market Sale
09/26/96     500         13.250          Open Market Purchase
09/26/96     500         13.250          Opne Market Sale


(d)  PCM, an investment advisor registered under the Investment
Advisors Act of 1940, pursuant to investment advisory contracts with its clients has sole power to dispose or to direct the disposition of the shares of the Common Stock in the advisory accounts. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of the Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the investment advisory contracts with its clients and the relationships as described in Item 5 above, the Reporting Persons are not parties to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the shares of the Common Stock.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - An agreement relating to the filing of Schedule 13D is hereby filed as an exhibit.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



Dated October 4, 1996


PRIVATE CAPITAL MANAGEMENT, INC.

By:(Signature)
Bruce S. Sherman
Chairman and President

SPS Partners, L.P.

By:(Signature)
Bruce S. Sherman
Managing General Partner

(Signature)
Bruce S. Sherman
Individually

(Signature)
Gregg J. Powers
Individually


Exhibit 1

AGREEMENT RELATING TO THE FILING OF JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(f) OF THE SECURITIES EXCHANGE ACT OF 1934


The undersigned Reporting Persons agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.


Dated:  October 4, 1996

PRIVATE CAPITAL MANAGEMENT, INC

By: (Signature)
Bruce S. Sherman
Chairman and President

SPS PARTNERS, L.P.

By: (Signature)
Bruce S. Sherman
Managing General Partner

(Signature)
Bruce S. Sherman
Individually

(Signature)
Gregg J. Powers
Individually